Filed by Andrew Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Allen Telecom Inc.
Commission File No.: 001-06016

        The following is a transcript of a question and answer session that followed a presentation made at the Lehman Brothers Global Wireless Conference held on May 19, 2003. Participants of this session were Ralph Faison, President and Chief Executive Officer of Andrew Corporation, Chuck Nicholas, Vice Chairman and Chief Financial Officer of Andrew Corporation, and various attendees of the conference. The presentation given before this question and answer session was the same presentation given at the JP Morgan Technology & Telecom Conference, which was previously filed under Rule 425 on May 10, 2003.

Lehman Brothers Global Wireless Conference
May 19, 2003
11:15 a.m. EST

RALPH FAISON, PRESIDENT & CEO, ANDREW CORPORATION: So at this point I'll take a few questions.

UNIDENTIFIED PARTICIPANT: Could you tell us a little bit about what's going to be—for the integration process? What is the timeline for you to have the teams put into place?

FAISON: Sure. We've been—since the announcement in February, we have been working as closely and as much as we can together given regulatory aspects. But we've got literally thousands of items— hours logged, but full (INAUDIBLE) integration. Early on we'll see some initial integration success in the—what I'll call the low hanging areas—the low redundant areas in terms of SG&A. We don't need two corporate headquarters. We will be consolidating the headquarter function at the current Chicago location of Andrew.

As we progress throughout the year, major milestones are not unlike our current restructuring activity. That is consolidating core areas of expertise in high capital content manufacturing, and our core competency areas across really each region, North America, Europe and Asia. As well as consolidating a lot of our high labor content in Mexico serving North America, Latin America, Brazil, China, today the companies will have three facilities upon close. Over some period of time we'll bring that to something less than three. And Europe, of course moving to Central Europe.

So those milestones will be achieved throughout the year. Somewhat back in load and similar to our restructuring giving the magnitude of effort that is required to consolidate large manufacturing facilities.

UNIDENTIFIED PARTICPANT: I'm also wondering if you could just comment on the trends that you are seeing in some of the different regions. Where do you see the markets—when might they begin to improve?

FAISON: Sure. The markets across—we have seen the last several quarters, Europe stabilizing and continue through the most recent quarter. We've seen a return to stability and maybe a little growth in Latin America after a couple of years of slowness there. China, certainly phase two— Unicom (ph) phase two completed towards the end of our first quarter this past year. But we're optimistic that Unicom (ph) phase three begins now and the mid-summer time frame to help China continue down a positive path.

We enjoyed our pick up and growth in India with reliance and see that continuing as the penetration rates there are still quite low. North America continues to have some challenges in terms of cap ex—overall cap ex. But we do see some breakouts in terms of Verizon improving their service levels. And hopefully that will lead the pack, particularly as number portability comes about and in turn is likely to become more of a factor for our operators whether they'll be willing to spend on their over utilized network.

FAISON: Yes sir.

UNIDENTIFIED PARTICIPANT: Could you go over a pro forma income statement combined companies and what run rate it will take to get there? How many shares do we have outstanding?

FAISON: Sure. So let me do that on a percentage basis. Shortly after merging in June, we will see because of the differences in mix and the differences in current gross margin performance, we'll probably see a dip in our current gross margin outlook for a short period of time, but let me roll the clock forward. Assume all synergies achieved on a run rate basis, fiscal '04—that's the September quarter of '04. We would look for a 25—I'm sorry, a 28 to 30 percent gross margin. I just gave Chuck a heart attack at 25. 28 to 30 percent gross margin. Look to bring in operating expenses including R&D in the 16 to 18 percent range, returning Andrew to a double digit operating income on a percentage basis at that time.

UNIDENTIFIED PARTICIPANT: (INAUDIBLE).

FAISON: Well if you just do the math very quickly, ten to 14 percent.

UNIDENTIFIED PARTICIPANT: (INAUDIBLE).

FAISON: Oh sorry. Revenue run rate, we assume for the purposes of cost and expense planning, we assume a flat '02 to '04 revenue. Now we certainly hope that will not be the case. We don't get projections that far out of the national forecast, but for conservative planning for cost and expense, we're assuming a flat revenue base for the two companies. Shares outstanding, 155.

UNIDENTIFIED PARTICIPANT: You had a chart up earlier on your presentation on minutes of use per year.

FAISON: Yes.

UNIDENTIFIED PARTICIPANT: Do you guys pretty much buy into that chart? Does that make sense to you? Feels pretty good?

FAISON: Sure. Yes.

UNIDENTIFIED PARTICIPANT: OK. One of the things we've always heard from the network engineers is they add capacity on new minutes adding. So that it's another 100 thousand or 180 minutes are added you have enough equipment for that. Looking at your chart, that shows a repeat drop off in minutes added in '04. Is that—wouldn't then there be a bigger drop off in new equipment to carry the new minutes also?

FAISON: Yes. We don't necessarily think of it in that capacity. We think of overall utilization of capacity today and continued minutes of new growth. Whether it's new minutes added or whether it's existing increase in (INAUDIBLE) and our data. Therefore as we start to look at the minutes of use incline, we look at a compounded annual growth rate applied to a network. There's no exact science here, but if you start looking, say, North American general and you think about a wireless network that let's say is designed to operate at a 50 to 60 percent mean capacity.

A lot of our anecdotal data—there is no precision again, a lot of our antidotal data shows 80 plus mean capacity being utilized today. More and more minutes of use added put more and more pressure. Other antidotal data we see—certainly see Verizon even announcing an increase in their planned cap ex spending from the 4.3 region to the 4.7. Certainly see them with a very strong promise and ad campaigns, which I think that has become pretty household now—can you hear me now? Breaking out specifically from the pack.

So we see the correlation between the consistent minutes of use growth, 26 percent compound annual growth rate and the need to continuing to hit that. Number affordability is another area that we see. We'll make it a lot easier for consumers to turn and when that takes place we see, again operators like

Verizon seem to be making attempts and differentiate on the base of service and availability that will help turn that.

UNIDENTIFIED PARTICIPANT: (INAUDIBLE).

FAISON: Yes. The question was, can we make a few comments about the pricing environment and in general it's pressure on large and—let me start with just macro across the line with infrastructure and in appliance sub -systems. Over the last three or four years we've seen ranges of 10 percent to 13 percent kind of erosion on annualized basis. I don't hold any strong hop for a near term move away from that range. Hopefully it's settling down. Recently it's been settling down more towards the bottom end of that range.

Across our products from the active components to the passive side, amplifiers for instance we've been able to make up for more than that erosion. So during that period of time a pretty significant price erosion we've been able to grow percentage gross margin.

If you look at some of the other key areas such as cable, we've been able to in early years grow more than the price erosion hits. As of late we accomplish our store of about 60 to 70 percent of the price impact in erosion. Don't see a turn in the term future. Supply and demand do need to return to equilibrium. And even then, I stay somewhat pessimistic in that you have it driven within the entire value chain will be long and dying in terms of the ability to put a lot of pressure, but I don't see a lot of that price pressure residing any time soon.

OK. Thank you all for your interest.

END

Additional Information and where to find it

On March 31, 2003, Andrew filed a registration statement on Form S-4 with the SEC in connection with the transaction containing a preliminary joint proxy statement/prospectus regarding the transaction. Investors and security holders of Andrew and Allen are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on March 31,2003, the definitive joint proxy statement/prospectus (when it is available) and any other relevant materials filed by Andrew or Allen with the SEC because they contain, or will contain important information about Andrew, Allen and the transaction. The definitive joint proxy statement/prospectus will be sent to the security holders of Andrew and Allen seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus filed with the SEC on March 31,2003 and the definitive joint proxy statement/prospectus (when it is available) as well as other documents filed by Andrew and Allen with the SEC at the SEC's web site at www.sec.gov. A free copy of the preliminary joint proxy statement/prospectus and such other documents may also be obtained from Andrew or Allen. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew's officers and directors in the transaction is included in the preliminary joint proxy statement/prospectus filed with the SEC on March 31, 2003 and will be included in the definitive joint proxy statement/prospectus when it becomes available. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen's officers and directors in the transaction is included in the preliminary joint proxy statement/prospectus filed with the SEC on March 31, 2003 and will be included in the definitive joint proxy statement/prospectus when it becomes available.